

Mail Stop 7010

September 5, 2008

Mr. Brian D. Niebur
Chief Financial Officer
Entrx Corporation
800 Nicollet Mall, Suite 2690
Minneapolis, Minnesota 55402

      RE: Form 10-KSB for the fiscal year ended December 31, 2007
              Form 10-Q for the period ended June 30, 2008
              File No. 0-2000

Dear Mr. Niebur:

    We have reviewed your response letter dated August 26, 2008 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Financial Statements

Consolidated Statements of Operations, page 23

2. We note your response to prior comment 3. You state that you agree that the gain on sale of building, land and building improvements and legal settlements should have been included in your determination of 2006 operating income. You believe that the misclassification of these items is not material. Please provide us with an analysis which shows the individual and aggregate impact of each of these revisions on your reported operating income amounts. Please also provide us with a materiality analysis which includes your consideration of the guidance in SAB Topic 1:M in determining whether the revisions would be material on both an individual and aggregate basis.

Notes to the Financial Statements

Note 5 – Investments in Unconsolidated Affiliates, page 31

3. We note your response to prior comment 5. It remains unclear how you determined that the AIM market is not of the breadth and scope of the United States markets referred to in paragraph 3(a) of SFAS 115. Please provide a detailed analysis of how you determined that the AIM market is not of the breadth and scope of the National Association of Securities Dealers Automated Quotations systems and the Pink Sheets LLC. You should discuss the specific factors you considered in comparing the markets. Please also provide us with an analysis to show the impact on your financial statements for each of the two years ended December 31, 2007 and the six months ended June 30, 2008 if you had used the prices quoted by the AIM market.

Note 14 – Commitments and Contingencies

Litigation, page 37

4. We note your response to prior comment 7. Please also disclose whether you believe you have adequate insurance coverage to satisfy the additional loss or range of loss which is reasonably possible.

5. We note your response to prior comment 9. In a similar manner to your response, please disclose the potential impact the lawsuit filed by ACE Property & Casualty Company, Central National Insurance Company of Omaha, and Industrial Underwriters Insurance Company could have on the amount of insurance coverage available to you as well your consideration of this lawsuit in determining whether you have sufficient insurance available to cover claims.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

General

6. Please address the above comments in your interim filings as well.

Notes to the Financial Statements

Note 3, page 4

7. We note your response to prior comment 12. Please disclose which investment the impairment charges relate to in a similar manner to your response. Please also expand your disclosures in a similar manner to your response to discuss the specific factors that led you to determine that there was an other-than-temporary impairment in each investment during the specific period as well as how you determined the amount of impairment charge to record.

Note 10, page 6

8. In light of your estimate that the average indemnity paid on all claims resolved in 2008 will increase to over $30,000, it is not clear how you determined that it was appropriate to record an accrual based on an average indemnity amount of $19,131. Please tell us how your determination of the accrual amount complies with the guidance of SFAS 5 and FIN 14, an interpretation of SFAS 5.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief